China Cord Blood Corporation Acquires Stake in
Shandong Cord Blood Bank

- Acquisition Represents Strategic Entry into Shandong Province and
Geographic Expansion for Cord Blood Services -
- Conference Call is Scheduled at 8:00 am ET / 9:00 pm HKT on February 25, 2010 -

HONG KONG, February 24, 2010 -- China Cord Blood Corporation ("CCBC" or "the Company") (NYSE: CO), China's first and largest cord blood bank operator in terms of geographic coverage, today announced that as part of its nationwide expansion strategy, it has entered into an agreement to acquire an effective 19.92% equity interest in Shandong Cord Blood Bank (“SCBB”) for US$20.5 million (equivalent to HK$159.36 million) in an all-cash transaction.  The Company intends to use its available cash to fund the acquisition.  For the year ended December 31, 2010, CCBC’s equity interest in SCBB is expected to yield dividend income of US$1.04 million (approximately to RMB7.07 million).

SCBB holds the exclusive license to provide cord blood services to eastern China’s affluent Shandong Province.  Upon the completion of the transaction, CCBC will own an indirect 19.92% interest in SCBB and is entitled to the right of first refusal on future transfers of SCBB equity interest, allowing it to expand its position in the future.

In China, the government enforces a one-license-per-region policy for operating cord blood banks, and so far it has only granted six licenses nationwide.  Of those six, the Company holds two (to operate in Beijing and Guangdong Province) and this acquisition grants access to the third.  No other company holds more than one of the remaining licenses.

Ms. Tina Zheng, Chairperson and CEO, said, “We are very pleased about the SCBB acquisition, which marks an important milestone in our Company’s development of a nationwide business.  We are also very excited about the prospects of China’s cord blood storage industry, given its unique business environment and the size of its addressable market. This strategic expansion will increase CCBC’s competitive advantage by enlarging the size of our potential market to three provinces with over 2.1 million new births per annum, representing growth of 1.1 million new births per annum.  This, in turn, is expected to further drive CCBC’s business growth and reinforce our dominance in China.  We will leverage our in-depth market knowledge, hospital resources and marketing experience from our Beijing and Guangdong operations to enhance the Shandong operation.”

Ms. Zheng continued, “Through this acquisition, we will demonstrate to investors our distinct ability to deliver results.  We believe a successful consolidation will place us in a strategically advantageous position and pave the way for future corporate developments and strategic alliances within China.”

Audio Webcast
The Company will hold an audio webcast at 8:00 a.m. US ET / 9:00 p.m. HKT on Thursday, February 25, 2010 to give a brief overview of the Company’s developments on the acquisition, followed by a question and answer session.

Interested parties may access the audio webcast by following the below link: http://phx.corporate-ir.net/playerlink.zhtml?c=206671&s=wm&e=2764714.  A replay of the webcast will be accessible two hours after the presentation and will remain available for a year at the same URL link above.

To participate in the question and answer session, please dial 1-718-354-1231 or 1-866-519-4004 for US callers or +852 2475-0994 for Hong Kong callers, conference access id: 58763462.  Please dial-in 10 minutes before the question and answer session begins to ensure proper connection.

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About China Cord Blood Corporation
China Cord Blood Corporation is the first and the largest cord blood banking operator in China in terms of geographical coverage and is the only cord blood bank operator with more than one license (i.e., Beijing and Guangdong).  Under the current PRC government regulations, only one licensed cord blood bank operator is permitted to operate in each licensed region and only six licenses has been issued as of today.  China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services. For more information about China Cord Blood Corporation, please visit: http://www.chinacordbloodcorp.com.

Forward-looking Statements
Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Certain of the statements made in the press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements can be identified by the use of forward-looking terminology such as "believe," "expect," "may," "will," "should," "project," "plan," "seek," "intend," or "anticipate" or the negative thereof or comparable terminology. Such statements typically involve risks and uncertainties and may include financial projections or information regarding the progress of new product development. Actual results could differ materially from the expectations reflected in such forward-looking statements as a result of a variety of factors, including the risks associated with the effect of changing economic conditions in the People's Republic of China, and other risk factors detailed in reports filed with the Securities and Exchange Commission from time to time.

For more information, please contact:
China Cord Blood Corporation
Ms. Joe-ling Law
Phone: +852-3605-8180
Email: ir@chinacordbloodcorp.com

ICR, Inc.
In the United States:
Ashley M. Ammon : Phone: +1-646-277-1227
Christine Duan : Phone: +1-203-682-8200
In China:
Wei-Jung Yang : Phone: +86-10-6599-7968